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                                                              Exhibit 6

                                                         January 5, 1996

Board of Directors
John Hancock Mutual Life lnsurance Company

               Subject: Actuarial Opinion

Gentlemen:

This opinion is furnished in connection with the filing of this Post-Effective Amendment to the Registration Statement on Form S-6 (File Number 33-79108) by John Hancock Variable Life Insurance Company (JHVLICO) under the Securities Act of 1933, as amended, with respect to the flexible premium variable life insurance Policy under which amounts will be allocated by JHVLICO to one or more of the twelve subaccounts of John Hancock Variable Life Account S ("Account"). The flexible premium policy is described in the prospectus included in the amended Registration Statement.

The policy form was prepared under my direction, and I am familiar with the amended Registration Statement and exhibits thereto. In my opinion:

1. The "sales load", as defined in paragraph (c) (4) of Rule 6e-3(T) under the Investment Company Act of 1940, will not exceed 9% of the "payments" (as defined in the first sentence of paragraph (c) (7) of the Rule) equal to the sum of the guideline annual premiums (as defined in paragraph (c) (8) of the Rule) that would be paid during the period equal to the lesser of 20 years or the anticipated life expectancy of the insured named in the policy based on the 1980 Commissioners Standard Ordinary Smoker/Nonsmoker Mortality Tables. The sales load on payments made in excess of such sum will not exceed 9%.

2. Except to the extent that exemptive relief is applicable, the proportionate amount of sales load deducted from any payment during the policy will not exceed the proportionate amount deducted from any prior payment during the policy period, unless an increase is caused by a reduction in the annual cost of insurance.
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3. The illustration of death benefit, surrender value, and accumulated premiums shown in the appendix of the flexible premium prospectus included in the amended Registration Statement, based on the assumptions stated in the illustrations, are consistent with the provisions of the policy. Such assumptions, including the current cost of insurance rates and other charges, are reasonable. The policy has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear disproportionately more favorable to a prospective purchaser of a policy for a male age 45, nonsmoker risk class, than to a prospective purchaser of a policy for a male at other ages or in another risk classification or for a female nor, have the particular examples set forth in the illustrations been selected for the purpose of making this relationship appear more favorable.

4. The charge for federal taxes that is imposed under the policy is reasonable in relation to JHVLlCO's increased tax burden under Section 848 of the lnternal Revenue Code of 1986, resulting from JHVLlCO's receipt of such premiums. The cost to JHVLICO of capital used to satisfy its increased tax burden under Section 848 is, in essence, JHVLlCO's targeted rate of return. The targeted rate of return is reasonable and the factors taken into account by JHVLICO in determining such targeted rate of return are appropriate factors to consider.

I hereby consent to the filing of this opinion as an exhibit to the amended Registration Statement and to the use of my name under the heading "Experts" in the prospectus to actuarial matters.



                                         /s/Philip G. Johnson, FSA
                                         Senior Associate Actuary